FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Griffin Robert N.	2. Issuer Name and Ticker or Trading Symbol Apogent Technologies Inc. (AOT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) VP, Regulatory Affairs
(Last) (First) (Middle) 30 Penhallow Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/21/2002
(Street) Portsmouth, NH 03801-3816		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/21/02		M		1,615	A	$5.1013	1,615
Common Stock	11/21/02		S		1,615	D	$19.4732	0	D
Common Stock								821	I	401 (k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$5.1013	11/21/02		M			1,615	01/20/97(1)	01/20/03	Common Stock	1,615		0	D
Stock Options (Right to Buy)	$6.6932							01/19/98(2)	01/19/04	Common Stock	1,336		1,336	D
Stock Options (Right to Buy)	$6.6932							01/24/99(3)	01/24/05	Common Stock	1,396		1,396	D
Stock Options (Right to Buy)	$9.2627							01/24/00(4)	01/24/06	Common Stock	1,057		1,057	D
Stock Options (Right to Buy)	$12.3084							01/22/01(5)	01/22/07	Common Stock	847		847	D
Stock Options (Right to Buy)	$18.4004							02/02/04(6)	02/02/10	Common Stock	3,126		3,126	D
Stock Options (Right to Buy)	$19.1019							01/30/02(7)	01/30/08	Common Stock	588		588	D
Stock Options (Right to Buy)	$21.4583							01/27/03(8)	01/27/09	Common Stock	598		598	D
Stock Options (Right to Buy)	$21.575							01/30/05(9)	01/30/11	Common Stock	2,880		2,880	D
Stock Options (Right to Buy)	$24.71							12/07/04(10)	12/07/11	Common Stock	7,500		7,500	D

Explanation of Responses:

(1) Note 1: Options vested in four equal installments on 01/20/94, 01/20/95, 01/20/96 and 01/20/97.
(2) Note 2: Options vested in four equal installments on 01/19/95, 01/19/96, 01/19/97 and 01/19/98.
(3) Note 3: Options vested in four equal installments on 1/24/96, 1/24/97, 1/24/98 and 1/24/99.
(4) Note 4: Options vested in four equal installments on 01/24/97, 01/24/98, 01/24/99 and 01/24/00.
(5) Note 5: Options vested in four equal installments on 01/22/98, 01/22/99, 01/22/00 and 01/22/01.
(6) Note 6: Options vested in four equal installments on 02/02/01, 02/02/02, 02/02/03 and 02/02/04.
(7) Note 7: Options vested in four equal installments on 01/30/99, 01/30/00, 01/30/01 and 01/30/02.
(8) Note 8: Options vested in four equal installments on 01/27/00, 01/27/01, 01/27/02 and 01/27/03.
(9) Note 9: Options vested in four equal installments on 01/30/02, 01/30/03, 01/30/04 and 01/30/05.
(10) Note 10: Twenty-five percent of option becomes exercisable on 12/07/2002, and monthly thereafter in equal installments over the next 36 months.

By: /s/ Robert N. Griffin Robert N. Griffin **Signature of Reporting Person	11/22/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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